Mr. Martin F. James

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Amsterdam, July 1, 2014

Re:	Koninklijke Philips N.V. – Form 20-F for the Fiscal Year Ended December 31, 2013 – Filed February 25, 2014 (File No. 001-05146-01)

Dear Mr. James,

Thank you for your letter dated May 22, 2014 setting forth an additional comment regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (the “2013 Form 20-F”) of Koninklijke Philips N.V. (“Philips” or the “Company”).

To facilitate your consideration of Philips’ response, we have included below the comment and have provided Philips’ response immediately following.

Philips acknowledges that (i) Philips is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) Philips may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In our response to the Staff’s comment, we may amend the wording of certain disclosures in our future filings. We are doing that to respond to the comment and not because we believe our prior filings are deficient or inaccurate. Accordingly, any changes in subsequent filings should not be viewed as an admission that prior disclosures were in any way deficient or inaccurate.

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Form 20-F for the fiscal year ended December 31, 2013

11. Group Financial Statements

Note 21 – Provisions, page 192

Other Provisions, page 193

1.	Refer to our prior comment 2. We noted your response to our prior comment but would like you to clarify why you believe your current general disclosures of the disputes you are involved in as “litigation” satisfies the requirments of paragraph 92 of IAS 37. Please tell us why you did not disclose more details as to the general nature of the litigation for which the information has not been disclosed. For example, if true you could indicate you are involved in patent litigation. As previously requested, tell us more about the general nature of the dispute(s) for which you have not included the disclosures required by paragraphs 84-89 of IAS 37 and revise future filings to include all disclosures required by IAS 37. Refer to Example 3 in IE of IAS 37.

Response:

We will consider the Staff’s comments and the particular references to IAS 37 in preparing our disclosures for the Annual Report on Form 20-F for the fiscal year ending December 31, 2014 and, in light of the factual circumstances relevant to particular litigation, provide such additional disclosure as considered appropriate.

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Please direct any questions or comments regarding this letter to me or Mrs Shalene Koster, Head of Technical Accounting and Oversight, at + 31 20 59 77 142. We are available to discuss any of the foregoing with you at your convenience, and thank you again for your consideration of our response to the comments of the staff.

Very truly yours,

Ron Wirahadiraksa

Executive Vice President and Chief Financial Officer

Copyholders SEC Comment Letter Mr. Ron Wirahadiraksa to Mr. Martin F. James –

July 1, 2014

Jay Webb

Kate Tillan

(Securities and Exchange Commission)

Remco Steenbergen

Christoph Wolfsgruber

Shalene Koster

Marnix van Ginneken

Hessel Hilarides

(Koninklijke Philips N.V.)

John O’Connor

(Sullivan & Cromwell LLP)

Han van Delden

(KPMG Accountants N.V.)

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